UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BAIYU Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

87250W301
(CUSIP Number)

Qianying Yuan Room 402, Unit 5, Building 19, Tiantongyuan, Changping District, Beijing (+86) 14775702735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

SCHEDULE 13D/A

CUSIP No.	87250W301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Qianying Yuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,200,000
	8	SHARED VOTING POWER
--
	9	SOLE DISPOSITIVE POWER
1,200,000
	10	SHARED DISPOSITIVE POWER
--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.28%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

[1]	The percentage is calculated on the basis of the sum of (i) 4,117,070 shares of common stock of the Issuer issued and outstanding as of November 11, 2023 as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 15, 2023, and (ii) 15,000,000 shares of common stock issuable pursuant to the Securities Purchase Agreement (as defined below).

Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Qianying Yuan (the “Reporting Person”) on November 30, 2022 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement to the Schedule 13D constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

This Amendment relates to the common stock of BAIYU Holdings, Inc., a company incorporated under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive office is located at 139, Xinzhou 11th Street, Futian District, Shenzhen City, Guangdong Province, China.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Qianying Yuan.

(b)	The Reporting Person’s business address is Room 402, Unit 5, Building 19, Tiantongyuan, Changping District, Beijing.

(c)	The present principal occupation of Reporting Person is self-employed.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended by adding the following paragraph:

On November 16, 2023, the Reporting Person entered into that certain securities purchase agreement with the Issuer and other purchasers thereof, a copy of which is attached hereto as Exhibit A (the “Securities Purchase Agreement”). The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference. The Securities Purchase Agreement contains customary representations, warranties and indemnities from the Reporting Person, the Issuer, and the other parties thereof for a transaction of this nature.

Pursuant to the Securities Purchase Agreement, the Reporting Person acquired 1,200,000 shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer at a purchase price of US$2.09 per share on November 16, 2023. Prior to such purchase, the Reporting Person does not hold any shares of Common Stock of the Issuer. As of the date of this report, the Reporting Person holds a total of 1,200,000 shares of Common Stock of the Issuer, representing approximately 6.28% of the Issuer’s outstanding Common Stock.

The Reporting Person used the Reporting Person’s own cash on hands for the purchase of all of the shares held by the Reporting Person.

Page 4 of 5 Pages

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The purpose of the acquisition is for investment only. The Reporting Person intends to review the investment in the Issuer on an ongoing basis, and may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Except as set forth in this Statement, the Reporting Person has no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information set forth in the cover page of the Schedule 13D is hereby incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in the Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.

(d)	None.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph:

On November 16, 2023, the Reporting Person acquired 1,200,000 shares of Common Stock in a private placement transaction for a per share purchase price of $2.09 pursuant to the Securities Purchase Agreement as described in Items 3 and 4 above.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6. The Securities Purchase Agreement is filed as Exhibit A hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Securities Purchase Agreement, dated as of November 16, 2023, entered into by and among the Reporting Person, the Issuer, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 17, 2023)

Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 1, 2023	By:	/s/ Qianying Yuan
	Name:	Qianying Yuan